Exhibit 99.2

October ____, 2011

Dear Fellow Shareholders:

We are very pleased to announce that SBT Bancorp, Inc., the holding company of The Simsbury Bank & Trust Company, Inc., is introducing its Dividend Reinvestment Plan (“DRIP”), which will be administered by our transfer agent, American Stock Transfer & Trust Company, LLC (“AST”).  Enclosed is a Prospectus relating to the DRIP.

We know that many of you have inquired about a DRIP over the years and we are excited to bring it to you.  This plan offers many benefits and is a great option for those who wish to purchase more SBT Bancorp shares in a convenient way and on a regular basis.  Plus, the DRIP offers a way for you to easily make purchases of SBT Bancorp stock without paying brokerage commissions or service charges and at a discount to the “fair market value” (as defined below) of our common stock.  We think this will be a great way for you who share our excitement and confidence in the future of this institution to increase your holdings.

Highlights of the DRIP are:

●
Reinvest some or all of your cash dividends in new shares of our common stock priced at a 2% discount to our common stock’s “fair market value”, which is calculated as the weighted average of the daily high and low trading prices of our common stock in trades made in the over-the-counter market for the ten (10) trading days immediately preceding the date of purchase of our common stock by the DRIP;

●	Purchase up to $5,000 of additional shares at a 2% discount to our common stock’s “fair market value” when cash dividends are declared and paid by us;
●	Flexibility to select to invest all of your dividends or just some portion of your dividends for each dividend period;
●	All shares purchased through the Plan, whether through dividend reinvestment or additional stock purchase transactions, are commission and fee free to you; and
●	Change your dividend reinvestment or additional purchase choices at any time.

The full benefits of the DRIP are available to our shareholders whose shares are directly registered in their name with AST.  Shareholders who own their shares through a broker, bank or other nominee (“beneficial owners”) should contact their broker, bank or nominee as to what portions of the Plan are available to them and how they can enroll.  Any shareholder whose broker, bank or nominee does not participate in the DRIP must have their shares transferred into their own name so that the shares will be directly registered in their name with AST before they can participate in the DRIP.

The DRIP does not represent a statement of dividend policy or a guarantee of future dividends.  Dividends will be within the discretion of our Board of Directors and will be dependent upon various factors, including, without limitation, our future earnings and financial condition.

We encourage you to consider this opportunity and to read the enclosed Prospectus closely.  Investing in our common stock involves risks.  Please see “Risk Factors” beginning on page 3 of the Prospectus.  If you have questions, please call the Plan administrator toll free at 1-877-854-0852.  We hope that you will take full advantage of this new and exciting opportunity.

Sincerely,

/s/ Robert J. Bogino

Robert J. Bogino, Chairman

/s/ Martin J. Geitz

Martin J. Geitz, President & CEO